Exhibit 23 Consent of Public Accountants

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statements No. 333-156144 and No. 333-153080 of Louisiana-Pacific Corporation on Form S-8 of our report dated June 24, 2021, with respect to the statements of net assets available for benefits of Louisiana-Pacific 401(k) and Profit Sharing Plan as of December 31, 2020 and 2019 and the related statements of changes in net assets available for benefits for the years then ended, and the related Supplemental Schedule of Delinquent Participant Contributions for the year ended December 31, 2020 and Schedule of Assets (Held at End of Year) as of December 31, 2020, appearing in this Annual Report on Form 11-K of Louisiana-Pacific 401(k) and Profit Sharing Plan for the year ended December 31, 2020.

/s/ Frazier Deeter, LLC

Nashville, Tennessee
June 24, 2021